                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                  For the quarterly period ended June 30, 2002


                                   QIAGEN N.V.

                                 Spoorstraat 50
                                  5911 KJ Venlo
                                 The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F   X           Form 40-F_______
                                   -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

             Yes_______                           No    X
                                                     -------

                                   QIAGEN N.V.

                                    Form 6-K

                                TABLE OF CONTENTS

Financial Information                                                                    Page
                                                                                         ----
     Financial Statements

         Condensed Consolidated Balance Sheets (unaudited) as of June 30, 2002
         and December 31, 2001                                                             3

         Condensed Consolidated Statements of Income (unaudited)
         for the three and six months ended June 30, 2002 and 2001                         4

         Condensed Consolidated Statements of Cash Flows (unaudited)
         for the six months ended June 30, 2002 and 2001                                   5

         Notes to Condensed Consolidated Financial Statements (unaudited)                  6

     Operating and Financial Review and Prospects                                         19

     Quantitative and Qualitative Disclosures About Market Risk                           31

Other Information

     Submission of Matters to a Vote of Security Holders                                  33
     Signatures                                                                           35
     Exhibit index                                                                        36


                                   QIAGEN N.V.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (unaudited)

                                                                              June 30,              December 31,
                                                                                2002                    2001
                                                                          --------------           -------------
Assets

Current Assets:
  Cash and cash equivalents                                                $  39,497,000           $   56,460,000
  Marketable securities                                                       18,133,000               22,512,000
  Notes receivable                                                             4,850,000                3,844,000
  Accounts receivable, net of allowance of $2,093,000
    and $2,048,000 in 2002 and 2001, respectively                             49,992,000               39,955,000
  Income taxes receivable                                                      2,307,000                2,439,000
  Inventories                                                                 46,142,000               31,883,000
  Deferred income taxes                                                       12,287,000               11,123,000
  Prepaid expenses and other                                                  12,730,000                9,115,000
                                                                          --------------          ---------------
Total current assets                                                         185,938,000              177,331,000

Property, plant and equipment, net                                           197,955,000              160,365,000
Long-term marketable securities                                                1,557,000                2,759,000
Intangible assets, net                                                        38,855,000                7,140,000
Deferred income taxes                                                          1,804,000                1,804,000
Other assets                                                                   7,148,000                7,569,000
                                                                          --------------          ---------------
Total assets                                                                $433,257,000             $356,968,000
                                                                          ==============          ===============

Liabilities and Shareholders' Equity

Current Liabilities:
  Lines of credit                                                         $    1,846,000             $  6,038,000
  Short-term debt                                                              5,914,000                  281,000
  Current portion of long-term debt                                            1,260,000                1,138,000
  Current portion of capital lease obligations                                 1,231,000                1,085,000
  Accounts payable                                                            20,453,000               20,262,000
  Accrued liabilities                                                         24,827,000               20,235,000
  Income taxes payable                                                         9,907,000                8,434,000
  Deferred income taxes                                                        4,508,000                  410,000
                                                                          --------------          ---------------
Total current liabilities                                                     69,946,000               57,883,000
                                                                          --------------          ---------------

Long-Term Liabilities:
  Long-term debt, net of current portion                                      88,389,000               70,720,000
  Capital lease obligations, net of current portion                           11,036,000               10,463,000
  Other                                                                        3,318,000                4,927,000
                                                                          --------------          ---------------
Total long-term liabilities                                                  102,743,000               86,110,000
                                                                          --------------          ---------------


Commitments and Contingencies

Shareholders' Equity:
  Common shares, .01 EUR par value:
    Authorized--260,000,000 shares
    Issued and outstanding--145,337,208 shares in 2002
     and 143,463,800 shares in 2001                                            1,476,000                1,458,000
  Additional paid-in capital                                                 147,606,000              123,117,000
  Retained earnings                                                          111,358,000               97,278,000
  Accumulated other comprehensive income (loss)                                  128,000               (8,878,000)
                                                                          --------------          ---------------
Total shareholders' equity                                                   260,568,000              212,975,000
                                                                          --------------          ---------------
Total liabilities and shareholders' equity                                  $433,257,000             $356,968,000
                                                                          ==============          ===============

              The accompanying notes are an integral part of these
                     condensed consolidated balance sheets.

                                   QIAGEN N.V.

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                   (unaudited)

                                                 Three Months                               Six Months
                                                Ended June 30,                            Ended June 30,
                                        -------------------------------           ------------------------------

                                             2002             2001                    2002              2001
                                        -------------     -------------           -------------    -------------
Net sales                                 $72,747,000     $  66,047,000           $ 143,277,000    $ 129,193,000
Cost of sales                              24,355,000        20,272,000              45,400,000       37,563,000
                                        -------------     -------------           -------------    -------------
Gross profit                               48,392,000        45,775,000              97,877,000       91,630,000
                                        -------------     -------------           -------------    -------------

Operating Expenses:
  Research and development                  6,743,000         7,038,000              13,179,000       13,700,000
  Sales and marketing                      18,987,000        15,945,000              36,846,000       30,517,000
  General and administrative               10,462,000         8,039,000              19,940,000       18,145,000
  In-process research and development       1,200,000                 -               1,200,000                -
  Acquisition and related costs             1,648,000                 -               1,648,000        3,000,000
                                        -------------     -------------           -------------    -------------

Total operating expenses                   39,040,000        31,022,000              72,813,000       65,362,000
                                        -------------     -------------           -------------    -------------

Income from operations                      9,352,000        14,753,000              25,064,000       26,268,000
                                        -------------     -------------           -------------    -------------

Other Income (Expense):
  Interest income                             319,000           527,000                 657,000        1,230,000
  Interest expense                           (520,000)         (171,000)             (1,171,000)        (691,000)
  Research and development grants             201,000           231,000                 337,000          417,000
  Gain (loss) on foreign currency
    transactions                           (1,263,000)          443,000              (1,403,000)         325,000
  Loss from equity method investees          (196,000)         (493,000)               (577,000)        (905,000)
  Other miscellaneous income
    (expense), net                            (10,000)        1,533,000                 (20,000)       1,459,000
                                        -------------     -------------           -------------    -------------
Total other income (expense)               (1,469,000)        2,070,000              (2,177,000)       1,835,000
                                        -------------     -------------           -------------    -------------

Income before provision for income
  taxes and minority interest               7,883,000        16,823,000              22,887,000       28,103,000
Provision for income taxes                  3,314,000         5,488,000               8,812,000       10,803,000
Minority interest                              (5,000)                -                  (5,000)           8,000
                                        --------------    -------------           -------------    -------------
Net income                                $ 4,574,000     $  11,335,000           $  14,080,000    $  17,292,000
                                        =============     =============           =============    =============


Net income per common share:

  Basic and diluted                       $      0.03     $        0.08           $        0.10    $        0.12
                                        =============     =============           =============    =============

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                                   QIAGEN N.V.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (unaudited)

                                                                                  Six Months Ended June 30,
                                                                           -------------------------------------
                                                                                2002                    2001
                                                                           -------------           -------------
Cash Flows From Operating Activities:
  Net income                                                               $  14,080,000           $  17,292,000
  Adjustments to reconcile net income to net cash
  provided by operating activities:
      Depreciation and amortization                                           11,688,000               7,313,000
      Provision for losses on accounts receivable                                209,000                 106,000
      Deferred income taxes                                                    3,182,000              (1,699,000)
      Loss (gain) on disposition of property and equipment                       (38,000)                 29,000
      Realized (gain) loss on marketable securities                               11,000              (1,327,000)
      Losses on equity method investees                                          564,000                 905,000
      Tax benefit on non-qualified stock options                                 577,000               8,472,000
      In-process research and development                                      1,200,000                       -
      Minority interest                                                           (5,000)                  8,000
      Decrease (increase) in:
        Notes receivable                                                        (604,000)                100,000
        Accounts receivable                                                   (6,435,000)             (5,938,000)
        Inventories                                                           (8,902,000)             (2,834,000)
        Income tax receivable                                                    162,000                 755,000
        Prepaid expenses and other                                            (2,245,000)             (3,236,000)
        Other assets                                                            (370,000)               (356,000)
      Increase (decrease) in:
        Accounts payable                                                      (2,109,000)              2,738,000
        Accrued liabilities                                                    1,998,000               6,683,000
        Income taxes payable                                                   1,367,000               1,640,000
        Other                                                                     57,000               1,703,000
                                                                           -------------           -------------
Net cash provided by operating activities                                     14,387,000              32,354,000
                                                                           -------------           -------------

Cash Flows From Investing Activities:
  Purchases of land, property and equipment                                  (39,747,000)            (48,419,000)
  Proceeds from sale of property                                               2,057,000                  84,000
  Purchases of investment                                                       (188,000)               (422,000)
  Cash paid for acquisitions, net of cash acquired                           (14,487,000)                      -
  Sale of investment                                                                   -                  85,000
  Proceeds from sales of marketable securities                                 4,375,000               5,048,000
  Purchases of marketable securities                                                   -              (1,501,000)
  Purchase of intangibles                                                       (975,000)               (181,000)
                                                                           -------------           -------------
Net cash used in investing activities                                        (48,965,000)            (45,306,000)
                                                                           -------------           -------------

Cash Flows From Financing Activities:
  Proceeds from lines of credit                                               10,922,000              12,887,000
  Repayment of lines of credit                                               (14,129,000)             (9,858,000)
  Proceeds from long-term debt                                                 9,501,000               8,377,000
  Repayment of long-term debt                                                   (309,000)             (3,066,000)
  Proceeds from short-term borrowing                                           4,042,000                       -
  Repayment of short-term borrowing                                             (690,000)             (5,522,000)
  Proceeds from government grant                                                       -               3,600,000
  Principal payments on capital leases                                          (493,000)               (610,000)
  Issuance of common shares                                                    2,041,000               2,017,000
                                                                           -------------           -------------
Net cash provided by financing activities                                     10,885,000               7,825,000
                                                                           -------------           -------------

Effect of exchange rate changes on cash and cash equivalents                   6,730,000              (1,122,000)
Net (decrease) increase in cash and cash equivalents                         (16,963,000)             (6,249,000)
Cash and cash equivalents, beginning of period                                56,460,000              24,008,000
                                                                           -------------           -------------
Cash and cash equivalents, end of period                                   $  39,497,000           $  17,759,000
                                                                           =============           =============

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                                   QIAGEN N.V.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                   (unaudited)

1.  Summary of Significant Accounting Policies

         Basis of Presentation

         The condensed consolidated financial statements include the accounts of QIAGEN N.V. (the Company), a company incorporated in The Netherlands, and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars unless otherwise indicated. Investments in affiliated companies that are 50 percent or less owned and where the Company exercises significant influence over the operations are accounted for using the equity method. All other investments are accounted for under the cost method.

         In the opinion of management and subject to year-end audit, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included. The results of operations for the interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

         As discussed in Note 13, the Company acquired Xeragon, Inc. and GenoVison AS during the second quarter of 2002 in transactions accounted for as purchases, thus, the results of operations of the acquired companies are included in the consolidated results for the Company from the date of acquisition. The Company acquired the Sawady Group of companies (Sawady) in March 2001. This transaction was accounted for as pooling of interests and accordingly, all financial information presented includes the combined balances and results of the Company and Sawady.

2.  Net Income Per Common Share

         Net income per common share for the three and six months ended June 30, 2002 and 2001 are based on the weighted average number of common shares outstanding and the dilutive effect of stock options outstanding.

         The following schedule summarizes the information used to compute net income per common share:
                                                            Three Months
                                                            Ended June 30,
                                                    ----------------------------
                                                        2002            2001
                                                    ------------    ------------
Weighted average number of common shares used
  to compute basic net income per common share       144,645,000     142,816,000
Dilutive effect of stock options                       1,271,000       2,215,000
                                                    ------------    ------------
Weighted average number of common shares used
  to compute diluted net income per common share     145,916,000     145,031,000
                                                    ============    ============

Outstanding stock options having no dilutive
  effect, not included in above calculation            5,415,000       2,079,000

                                                             Six Months
                                                            Ended June 30,
                                                    ----------------------------
                                                        2002            2001
                                                    ------------    ------------
Weighted average number of common shares used
  to compute basic net income per common share       144,116,000     142,711,000
Dilutive effect of stock options                       1,444,000       2,333,000
                                                    ------------    ------------
Weighted average number of common shares used
  to compute diluted net income per common share     145,560,000     145,044,000
                                                    ============    ============

Outstanding stock options having no dilutive
  effect, not included in above calculation            3,877,000       1,775,000

3.  Comprehensive Income

       The components of comprehensive income for the three- and six-month periods ended June 30, 2002 and 2001 are as follows:

                                                           Three Months Ended June 30,
                                                        --------------------------------
                                                            2002               2001
                                                        --------------     -------------
Net income                                              $    4,574,000       $11,335,000
Net unrealized (loss) on marketable securities                (623,000)         (497,000)
Net realized loss (gain) on marketable securities                5,000        (1,324,000)
Foreign currency translation adjustment                     11,999,000        (1,886,000)
                                                        --------------     -------------
Comprehensive income                                    $   15,955,000     $   7,628,000
                                                        ==============     =============

                                                             Six Months Ended June 30,
                                                        --------------------------------
                                                             2002              2001
                                                        --------------     -------------
Net income                                                 $14,080,000       $17,292,000
Net unrealized loss on marketable securities                (1,208,000)       (3,891,000)
Net realized loss (gain) on marketable securities               10,000        (1,327,000)
Foreign currency translation adjustment                     10,204,000        (5,312,000)
                                                          ------------     -------------
Comprehensive income                                     $  23,086,000     $   6,762,000
                                                         =============     =============

         The following table is a summary of the components of accumulated other comprehensive loss as of June 30, 2002 and December 31, 2001:


                                                             2002              2001
                                                        --------------     -------------
Net unrealized (loss) gain on marketable securities     $     (134,000)    $   1,064,000
Foreign currency translation adjustment                        262,000        (9,942,000)
                                                        --------------     -------------
Accumulated other comprehensive loss                    $      128,000     $  (8,878,000)
                                                        ==============     =============

4.  Shareholders' Equity

         The following tables details the changes in shareholders' equity since December 31, 2001:

                                                                                                Accumulated
                                                             Additional                            Other
BALANCE AT                       Common Shares                Paid-In          Retained        Comprehensive
                           -------------------------
DECEMBER 31,               Shares             Amount           Capital         Earnings        Income (loss)        Total
---------------------------------------------------------------------------------------------------------------------------
  2001                   143,463,800       $1,458,000      $123,117,000     $ 97,278,000      $ (8,878,000)    $212,975,000
---------------------------------------------------------------------------------------------------------------------------
Net income                         -                -                 -       14,080,000                 -       14,080,000
Unrealized loss, net
  on marketable
  securities                       -                -                 -                -        (1,208,000)      (1,208,000)
Realized loss, net
  on marketable
  securities                       -                -                 -                -            10,000           10,000
Translation
  adjustment                       -                -                 -                -        10,204,000       10,204,000
Exercise of
  stock options              378,648            4,000         2,037,000                -                 -        2,041,000
Tax benefit in connection
  with nonqualified
  stock options                    -                -           583,000                -                 -          583,000
Acquisition of
  Xeragon, Inc.              564,334            5,000         7,995,000                -                 -        8,000,000
Acquisition of
  GenoVision AS              930,426            9,000        13,874,000                -                 -       13,883,000
BALANCE AT
JUNE 30,
---------------------------------------------------------------------------------------------------------------------------
  2002                   145,337,208       $1,476,000      $147,606,000     $111,358,000          $128,000     $260,568,000
===========================================================================================================================

5.  Provision for Income Taxes

         The provision for income taxes for the three and six months ended June 30, 2002 and 2001 is based upon the estimated annualized rate for each of the respective years.

6.  Supplemental Cash Flow Information

         Non-cash investing and financing activities, which are excluded from the consolidated statements of cash flows, along with cash paid for interest and income taxes are as follows:

                                                     Six Months Ended June 30,
                                                  ------------------------------
                                                      2002            2001
                                                  --------------  --------------
Non-cash Investing and Financing Activities:
Acquisitions:
  Net assets and liabilities assumed              $    5,119,000  $         -
  Other intangibles                               $    8,600,000  $         -
  Goodwill                                        $    8,164,000  $         -
  Issuance of common stock                        $   21,883,000  $         -

Forgiveness of government grant                   $    1,800,000  $         -
Property and equipment purchased
  through capital leases                          $            -  $   457,000

Supplemental Cash Flow Disclosure:
Cash paid for interest                     $   2,458,000       $     997,000
Cash paid for income taxes                 $   3,601,000       $   2,445,000

7.  Inventories

       The components of inventories consist of the following as of June 30, 2002 and December 31, 2001:

                                                  2002                2001
                                           -----------------   -----------------

Raw materials                              $      13,798,000   $       8,786,000
Work in process                                   10,843,000           8,352,000
Finished goods                                    21,501,000          14,745,000
                                           -----------------   -----------------
Total inventories                          $      46,142,000   $      31,883,000
                                           =================   =================

8.  Debt

         The Company has seven separate lines of credit amounting to approximately $9.8 million with variable interest rates. Approximately $1.8 million was utilized on these credit facilities at June 30, 2002.

         At June 30, 2002, short-term debt totaled approximately $5.9 million and was due and paid in July 2002.

         At June 30, 2002, long-term debt totaling approximately $89.6 million consisted primarily of one note payable (EUR 8.9 million, approximately $8.8 million at June 30, 2002) at a 3.75 percent interest rate in addition to borrowings against the Company's loan facilities committed by a group of banks led by Deutsche Bank. The EUR 8.9 million note is due in semi-annual payments of EUR 639,000 (approximately $630,000 at June 30, 2002), with a final payment due in March 2009. Borrowings against the Deutsche Bank facilities, which are due in one final payment in July 2005, consisted of EUR 37.5 million (approximately $36.9 million at June 30, 2002) at a variable interest rate of EURIBOR plus 1.2 percent, and $43.5 million at a variable interest rate of LIBOR plus 1.28 percent. The credit agreements contain financial and non-financial covenants including but not limited to the maintenance of certain financial ratios. The Company was in compliance with these covenants at June 30, 2002. The proceeds of these facilities are primarily dedicated to the refinancing of previously made acquisitions of land and the construction of manufacturing, research and administrative facilities thereon.

9.  Stock Options

         In the six-month period ended June 30, 2002, the Company granted options to purchase 1,916,000 shares of the Company's common stock. All options were granted at fair market value at the date of grant. As of June 30, 2002, options to purchase 9.4 million common shares were outstanding at exercise prices ranging from $0.97 to $49.75.

10.  Intangible Assets

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations" effective June 30, 2001 for business combinations that are consummated after July 1, 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling-of-interests method for business combinations and requires use of the purchase method. SFAS No. 142 addresses how intangible assets should be accounted for upon their acquisition as well as how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. With the adoption of this statement on January 1, 2002, goodwill and indefinite life intangibles are no longer subject to amortization over its estimated useful life. Elimination of goodwill amortization would not have had a material impact on net income or earnings per share of any of the periods presented and, as a result, the transitional disclosures of adjusted net income excluding goodwill amortization described by SFAS No. 142 have not been presented. Goodwill will be assessed for impairment each year using the fair-value-based test.

         The following sets forth the intangible assets by major asset class as of June 30, 2002 and December 31, 2001:

                                             2002                  2001
                                         --------------       ---------------

Amortized Intangible assets:
     Patent and license rights           $    5,811,000       $     4,323,000
     Developed technology                    11,800,000             3,200,000
         Accumulated amortization            (3,462,000)           (2,642,000)

Unamortized Intangible assets:
     Goodwill                                24,706,000             2,259,000
                                         --------------       ---------------
Net intangible assets                    $   38,855,000       $     7,140,000
                                         ==============       ===============

         The changes in the carrying amount of goodwill for the six months ended June 30, 2002 is as follows:

Balance at December 31, 2001             $    2,259,000
Acquisitions                                 22,334,000
Effect of foreign currency translation          113,000
                                         --------------
Balance at June 30, 2002                 $   24,706,000
                                         ==============

         Amortization expense on intangible assets totaled approximately $625,000 and $369,000, respectively, for the three- and six-month periods ended June 30, 2002. The Company has completed the fair-value based test for impairment of goodwill and intangible assets and no impairment losses have been recorded during the quarter. Amortization expense for the next five years is expected to be approximately:

                  2002                                 $ 2,031,000
                  2003                                 $ 2,054,000
                  2004                                 $ 1,919,000
                  2005                                 $ 1,782,000
                  2006                                 $ 1,573,000
                  2007                                 $ 1,116,000

11.  Segment and Related Information

         Summarized financial information concerning the Company's reportable segments is shown in the following tables:

                                                 Three Months Ended June 30,
                                             -----------------------------------
Net Sales                                        2002                  2001
---------                                    -------------        --------------

Germany                                      $  34,088,000        $  28,670,000
United States                                   57,298,000           38,561,000
Switzerland                                      7,948,000            7,219,000
Japan                                            8,296,000            7,445,000
United Kingdom                                   4,423,000            3,792,000
Other Countries                                  6,721,000            4,331,000
                                             -------------        -------------
Subtotal                                       118,774,000           90,018,000
Intersegment Elimination                       (46,027,000)         (23,971,000)
                                             -------------        -------------
   Total                                     $  72,747,000        $  66,047,000
                                             =============        =============

                                                  Six Months Ended June 30,
                                             -----------------------------------
Net Sales                                        2002                  2001
---------                                    -------------        --------------

Germany                                      $  69,972,000        $  58,957,000
United States                                  104,179,000           72,887,000
Switzerland                                     13,549,000           13,700,000
Japan                                           17,123,000           17,174,000
United Kingdom                                   9,698,000            7,891,000
Other Countries                                 11,942,000            8,523,000
                                             -------------        -------------
Subtotal                                       226,463,000          179,132,000
Intersegment Elimination                       (83,186,000)         (49,939,000)
                                             -------------        -------------
   Total                                     $ 143,277,000        $ 129,193,000
                                             =============        =============

         Net sales are attributed to countries based on the location of the Company's subsidiary. During the second quarter of 2002, QIAGEN Sciences, Inc., our new facility on the East Coast, commenced operations. QIAGEN Sciences sells only to other QIAGEN subsidiaries, and as a result, reported net sales and reported intercompany sales for the United States for 2002 are higher than compared to prior periods.

                                                Three Months Ended June 30,
                                            -----------------------------------
Intersegment Sales                              2002                   2001
------------------                          ------------           ------------

Germany                                     $(23,106,000)          $(18,030,000)
United States                                (17,971,000)            (1,278,000)
Switzerland                                   (4,933,000)            (4,663,000)
Japan                                            (17,000)                     -
                                            ------------           ------------
   Total                                    $(46,027,000)          $(23,971,000)
                                            ============           ============

                                                 Six Months ended June 30,
                                            -----------------------------------
Intersegment Sales                              2002                   2001
------------------                          ------------           ------------

Germany                                     $(48,585,000)          $(38,608,000)
United States                                (26,423,000)            (2,471,000)
Switzerland                                   (8,138,000)            (8,860,000)
Japan                                            (40,000)                     -
                                            ------------           ------------
   Total                                    $(83,186,000)          $(49,939,000)
                                            ============           ============

         All intersegment sales are accounted for by a formula based on local list prices and are eliminated in consolidation.

                                                 Three Months Ended June 30,
                                              ---------------------------------
Operating Income (Loss)                           2002                 2001
-----------------------                       ------------         ------------

Germany                                       $  6,785,000         $  6,285,000
United States                                    3,711,000            5,326,000
Switzerland                                        421,000            1,436,000
Japan                                            1,617,000            1,259,000
United Kingdom                                     860,000              929,000
Other Countries                                   (706,000)             440,000
The Netherlands                                   (523,000)            (506,000)
                                              ------------         ------------
Subtotal                                        12,165,000           15,169,000
Intersegment Elimination                        (2,813,000)            (416,000)
                                              ------------         ------------
   Total                                      $  9,352,000         $ 14,753,000
                                              ============         ============

                                                  Six Months Ended June 30,
                                              ---------------------------------
Operating Income (Loss)                           2002                 2001
-----------------------                       ------------         ------------

Germany                                       $ 17,487,000         $ 13,047,000
United States                                    5,265,000            8,995,000
Switzerland                                        402,000            2,285,000
Japan                                            3,826,000              617,000
United Kingdom                                   2,152,000            2,160,000
Other Countries                                   (120,000)           1,012,000
The Netherlands                                   (941,000)          (1,513,000)
                                              ------------         ------------
Subtotal                                        28,071,000           26,603,000
Intersegment Elimination                        (3,007,000)            (335,000)
                                              ------------         ------------
   Total                                      $ 25,064,000         $ 26,268,000
                                              ============         ============

         The Netherlands operating loss primarily resulted from general and administrative expenses. The intersegment elimination represents the elimination of intercompany profit.

         Operating income in Germany increased primarily as a result of higher gross margin partially offset by approximately $1.6 million of equipment impairment related to the acquisition of GenoVison AS in the second quarter of 2002. The higher gross margin is primarily reflects a different product mix in Q2 2002 compared to Q2 2001. Purification consumable products carry a higher gross profit than many of the Company's other products, such as instrumentation and synthetic nucleic acid products.

         Although revenues increased in the first quarter of 2002, operating income for the United States decreased in 2002 compared to 2001. Revenues were negatively impacted in the Unites States by slowed research spending by pharmaceutical companies in the United States. Thus, operating expenses incurred in anticipation of higher net sales levels as well the impact of fixed costs, such as deprecation and amortization costs, which are not significantly impacted by net sales, resulted in lower operating income in the 2002 periods compared to 2001. Further, QIAGEN Sciences commenced operations in 2002, and as a result incurred higher operating costs in 2002 than compared to 2001.

         Operating income in Switzerland decreased primarily due to lower gross margins and higher general and administrative costs in 2002 compared to 2001 at QIAGEN Instruments AG. Lower gross margins resulted from the introduction of new instruments, such as the BioRobot MDx, the LiquiChip Workstation and the SensiChip Array Detection System, and accessories such as the BioRobot RapidPlate and the BioRobot Twister Robotic Arm Systems. General and administrative costs were higher primarily as a result of higher operating costs of a recently expanded facility.

         Operating income in Japan increased primarily as a result improvements in operations that resulted in lower general and administrative expenses since the March 2001 acquisition of Sawady Technologies. Further, operating income during the first quarter of 2001 was lower in Japan and the Netherlands due to acquisition charges recorded related to the acquisition of Sawady.

     During the second quarter, the Company recorded a charge for in-process research and development of $1.2 million related to the acquisition of GenoVison AS (discussed further in Note 13). This charge was reflected in the purchase accounting for GenoVision AS, which is located in Norway and included in the Other Countries segment.

                                       June 30,             December 31,
Assets                                  2002                   2001
------                            ----------------       ---------------

Germany                           $    229,397,000       $   186,489,000
United States                          159,317,000           129,015,000
Switzerland                             21,965,000            19,480,000
Japan                                   27,841,000            21,484,000
United Kingdom                           9,815,000             6,475,000
Other Countries                         46,284,000             9,601,000
The Netherlands                        152,840,000           122,318,000
                                  ----------------       ---------------
Subtotal                               647,459,000           494,862,000
Intersegment Elimination              (214,202,000)         (137,894,000)
                                  ----------------       ---------------
   Total                          $    433,257,000       $   356,968,000
                                  ================       ===============

     Assets of the Netherlands include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances. Assets of Other Countries includes the assets of GenoVison AS, which was acquired in the second quarter of 2002 and resulted in goodwill and intangibles of approximately $22.8 million.

12. Commitments and Contingencies

     During the first quarter of 2002, construction of an approximately 200,000 square foot facility at QIAGEN Sciences, Inc. (Sciences) located in Germantown, Maryland was completed. In addition to the main building, a DNA production facility was added at a total cost of approximately $5.3 million, which was completed during the second quarter 2002, and an RNA production facility is currently under construction for estimated cost of approximately $2.5 million with expected completed in the first half of 2003.

     During October 2000, the Company began construction of two new facilities in Germany with estimated completion during the fourth quarter of 2002. The estimated cost for these facilities is approximately EUR 57.6 million (approximately $56.8 million at June 30, 2002) of which EUR 50.4 million (approximately $49.7 million) has been incurred.

     From time to time the Company may be party to legal proceedings incidental to its business. Certain claims, suits or complaints arising out of the normal course of business have been filed or were pending against the Company. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on its financial position or results of operations.

     During the normal course of business, the Company is subject to audit by taxing authorities for varying periods in various tax jurisdictions. During June 2001, a tax audit in Germany for the years 1994 through 1997 was concluded. The Company has received notification that the taxing authorities are examining the treatment of expenses related to stock options, which are required to be accrued when vested under the German Commercial Code, due to a reimbursement agreement between QIAGEN N.V. and QIAGEN GmbH which requires that QIAGEN GmbH make payments to QIAGEN N.V. of an amount equal to the spread on stock option exercises. Based on the advice received from tax experts and its tax advisors, the Company has accrued for the expense of the stock options in the statutory financial statements, but such expenses are not recorded in the consolidated financial statements prepared under U.S. GAAP. The matter being examined by the taxing authorities is whether the option expenses are deductible for tax purposes on an accrual basis or only on a payment basis upon the exercise of the options. Accordingly, should the taxing authorities ultimately conclude that the stock option expenses are not deductible for tax purposes on an accrual basis, there would be no income statement impact or impact on earnings per share to the Company's U.S. GAAP financial statements although the Company may be required to make additional significant tax payments, the amount of which cannot be estimated at this time. However, the Company believes its position will be upheld.

13. Acquisitions

     On June 14, 2002, the Company completed the acquisition of GenoVision AS located in Oslo, Norway. GenoVision AS was formed in 1998 and has two wholly owned and one majority owned subsidiaries. Subject to the terms of the acquisition agreement, the Company paid approximately $13.9 million in cash and issued 930,426 shares of common stock (valued at approximately $13.9 million) in exchange for all the capital stock of GenoVision AS. The Company has agreed to pay an earn-out of up to $3.0 million based on GenoVision's performance in the twelve months following the acquisition. In connection with this merger, the Company recorded acquisition costs of approximately $2.8 million, which include $1.2 million of in process research and development and $1.6 million for equipment impairment. The Company believes that the acquisition will provide QIAGEN with unique, automated solutions for the purification of nucleic acids based on GenoVision's proprietary magnetic particle technologies. The acquisition, accounted for as a purchase under APB Opinion No. 16, included the purchase of all of the stock of GenoVision AS, which, including acquisition costs, resulted in a total purchase price of $29.1 million. A portion of the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair market value at June 30, 2002. Independent appraisers utilizing proven valuation procedures and techniques determined the value of the intangible assets acquired. These intangible assets include acquired in-process research and development, developed technology and know-how, and goodwill. As a result of the appraisal, $3.6 million was allocated to developed technology and will be amortized straight line over ten years, $700,000 was allocated for contractual worldwide rights of sequence specific primers for gene-based tissue typing, and will be amortized straight line over three and one-half years, and approximately $18.5 million was allocated to goodwill. A charge of $1.2 million for purchased in-process research and development was included in the Company's second quarter 2002 results. This charge represents the estimated fair value based on risk-adjusted cash flows related to the in-process research and development projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. The results of GenoVision operations prior to the date of acquisition were not significant. The results of operations of the acquired company are included in the consolidated results for the Company from the date of acquisition.

     On April 17, 2002, the Company completed the acquisition of Xeragon, Inc. of Huntsville, Alabama, pursuant to an agreement and plan of merger with Xeragon dated as of March 28, 2002. In connection with this acquisition, the Company issued 564,334 common shares valued at $8.0 million, to the shareholders of Xeragon in exchange for all of the outstanding capital stock of Xeragon. The acquisition qualifies as a tax-free reorganization. Established in 2001, Xeragon is a market and technology leader for products and services focusing on synthetic nucleic acids, particularly siRNA. The acquisition, accounted for as a purchase under APB Opinion No. 16, included the purchase of all of the stock of Xeragon, Inc., which, including acquisition costs, resulted in a total purchase price of $8.2 million. A portion of the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair market value at April 17, 2002. These intangible assets include developed technology and goodwill. As a result of the appraisal, $4.0 million was allocated to developed technology and will be amortized straight line over ten years, $300,000 was allocated to non-compete agreements to be amortized straight line over three years, and approximately $3.8 million was allocated to goodwill. The results of operations of the acquired company are included in the consolidated results for the Company from the date of acquisition. Since Xeragon, Inc. was established late in 2001, the results of operations prior to the date of acquisition were not significant. Subsequent to the acquisition, the Company transferred ownership of Xeragon, Inc., to QIAGEN Sciences, Inc., located in Germantown, Maryland.

     On March 31, 2001, the Company completed the acquisition of the Sawady Group of companies (Sawady) located in Tokyo, Japan. Under the terms of the agreement QIAGEN N.V. issued 854,987 shares of its common stock, valued at the time of the closing at approximately $18.0 million, in exchange for all of the outstanding capital stock of Sawady Technology Co., Ltd., Omgen Co., Ltd. and a majority position in Accord Co., Ltd., the three companies comprising the Sawady Group of companies. To date, the minority interest position in Accord Co., Ltd., a passive trading company, has not been significant. The Sawady Group of companies was managed and structured as one organization, but was organized as three companies to meet the tax planning and other preferences of its shareholders. In connection with this merger, the Company recorded acquisition and related charges of approximately $3.0 million, which include approximately $1.0 million of direct transaction costs, (primarily legal and other professional fees) and approximately $2.0 million of expenses primarily relating to the relocation, closure and elimination of leased facilities, such as duplicate field offices.

     The merger was accounted for as a pooling of interests and accordingly, the accompanying financial statements and footnotes include the operations of Sawady for 2001. For the three-months ended March 31, 2001, the Sawady revenues were approximately $2.8 million, and the Sawady net income was approximately $144,000.

14. New Pronouncements

     In July 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability be recognized for exit and disposal costs only when the liability has been incurred and when it can be measured at fair value. The statement is effective for exit and disposal activities that are initiated after December 31, 2002. The Company does not expect that the adoption of SFAS No. 146 will have a material impact on its financial statements.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." In addition to amending or rescinding other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions, SFAS No. 145 precludes companies from recording gains and losses from the extinguishment of debt as an extraordinary item. The statement is effective January 1, 2003 and is not anticipated to have any impact on the Company's financial position, results of operations or cash flows.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The statement is effective January 1, 2002 and is not anticipated to have any impact on the Company's financial position, results of operations or cash flows.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. This statement is effective on January 1, 2003 with earlier application encouraged. The Company is currently reviewing this statement and has not yet determined its impact, if any, on the Company's financial position, results of operations or cash flows.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Note regarding Forward-Looking Statements and Risk Factors

     The Company's future operating results may be affected by various risk factors, many of which are beyond the Company's control. Certain of the statements included in this report may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and
Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future increases in net sales, gross profit, net income and the Company's liquidity. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, the Company's future development efforts involve a high degree of risk. For further information, refer to more specific risks and uncertainties discussed in the Company's Annual Report on Form 20-F for the year ended December 31, 2001. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

     Difficulties in managing or an inability to manage our growth or the expansion of our operations could adversely affect our business

     Our business has grown rapidly, with total net revenues increasing from $75.4 million in 1997 to $263.8 million in 2001. We have recently opened our new research and manufacturing facility in Germantown, Maryland, upgraded our operating and financial systems and expanded the geographic area of our operations, resulting in substantial growth in the number of our employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and growth in personnel may place a strain on our management and operational systems. Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion successfully, and any inability to do so could have a material adverse effect on our results of operations.

     We may have difficulty integrating acquisitions of technologies and businesses

     During the past several years we have consummated a number of acquisitions of companies, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business. We may not be able to achieve the benefits expected from any potential acquisition in a reasonable time frame, or at all. Acquisitions would expose us to the risks associated with the:

     . assimilation of new technologies, operations, sites and personnel;

     . diversion of resources from our existing business and technologies;

     . inability to generate revenues to offset associated acquisition costs;

     . inability to maintain uniform standards, controls, and procedures;

     . inability to maintain relationships with employees and customers as a result of any integration of new management personnel;

     . issuance of dilutive equity securities;

     . incurrence or assumption of debt; or

     . additional expenses associated with future amortization or impairment of acquired intangible assets or potential businesses.

Our failure to address these risks successfully could have a material adverse effect on our business.

   Exchange rate fluctuations may adversely affect our business

     Since we currently market our products in over 42 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value relative to the U.S. dollar of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period incurred. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

  We heavily rely on air cargo carriers and other overnight logistics services

     The Company's customers within the scientific research markets typically do not keep a significant inventory of QIAGEN products and consequently require overnight delivery of purchases. As such, the Company heavily relies on air cargo carriers such as FedEx and UPS. If overnight services are suspended or delayed and other delivery carriers cannot provide satisfactory services, customers may suspend a significant amount of work requiring nucleic acid purification. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

  Our continued growth is dependent on the development and success of new products

     Our continued growth is dependent on new product introductions that are well received in the market. We focus our product development efforts on expanding our existing products and developing innovative new products in selected areas where we have expertise and have identified substantial unmet market needs. There can be no assurance that we will be able to introduce new products or that new product releases will be successfully launched and received by our customers.

Operating Results

     Net Sales

     Net sales for the three months ended June 30, 2002 increased 10% to $72.7 million from $66.0 million in the same period of 2001. Net sales in the United States increased to $39.3 million in 2002 from $37.3 million in 2001, and net sales outside the United States increased to $33.4 million in 2002 from $28.8 million in 2001.

     Net sales within the United States increased primarily due to net sales at QIAGEN, Inc., located in Valencia. QIAGEN, Inc. reported an increase of 10% (or $2.9 million) during the second quarter of 2002 over the comparable period in 2001, offset by lower sales at QIAGEN Operon, Inc. located in Alameda. Net sales at QIAGEN Operon decreased 10% (or $763,000) in the second quarter of 2002 compared to the second quarter of 2001.

     Although revenues increased in the first quarter of 2002, revenues were negatively impacted in the Unites States by slowed research spending by pharmaceutical companies in the United States. This primarily impacted our sales of synthetic nucleic acid products as well as instrumentation products.

     Outside of the United States, the increase in net sales was primarily due to growth at QIAGEN S.A., located in France, which reported an increase of 51% ($853,000), QIAGEN K.K., located in Japan, which reported an increase of 16% ($793,000), and QIAGEN Ltd, located in England, which reported an increase of 17% (or $630,000) for the second quarter of 2002 compared to the comparable quarter of 2001. All of the Company's other subsidiaries outside of the United States reported results in the second quarter of 2002 that were higher than results from the comparable period in 2001.

     For the six months ended June 30, 2002, net sales increased 11% to $143.3 million from $129.2 million in the same period of 2001. Net sales in the United States increased to $77.8 million in 2002 from $70.4 million in 2001, and net sales outside the United States increased to $65.5 million in 2002 from $58.8 million in 2001. As in the three-month period, the net increase within the United States was primarily attributable to net sales at QIAGEN Inc., and QIAGEN Operon. QIAGEN Inc. reported an increase of 18% (or $8.0 million) for the six months ended June 30, 2002 over the comparable period in 2001, which was partially offset by a reported decrease at QIAGEN Operon of 8% (or $1.0 million). Outside of the United States, net sales continued to be affected by growth at QIAGEN Ltd. and QIAGEN S.A., which reported increases of 23% (or $1.8 million) and 37% (or $1.2 million) respectively for the six months ended June 30, 2002 compared to the comparable period of 2001.

     While sales of consumable products increased during the quarter, the Company expects, as disclosed in previous filings, a slower rate of sales growth for the range of products designed for large-scale plasmid DNA applications as the market for such products matures. QIAGEN regularly introduces new products in order to extend the life of its existing product lines as well as to address new market opportunities. In the second quarter of 2002, QIAGEN released DyeEx(TM) 2.0 Spin Kits and MinElute(R) 96 UF PCR Purification Kits for DNA cleanup. The LiquiChip(TM) Protein Suspension Array System was launched, providing multiplex bead-based protein assays. The following new Array-Ready Oligo Sets(TM) were also launched: the C. elegans Genome Oligo Set Version 1.0, the Arabidopsis Genome Oligo Set Version 1.0, and the Human Signal Transduction Subset. In addition, new technology was developed for fully automated RNA purification using the new RNeasy(R) 96 BioRobot 8000 Kit.

     Changes in exchange rates continued to affect the growth rate of net sales for the three- and six-month periods ended June 30, 2002. A significant portion of the Company's revenues is denominated in European Union euros. Using identical foreign exchange rates for both periods, net sales would have increased approximately 9% and 12%, as compared to the reported increases of 10% and 11%, for the three-month and six-month periods ended June 30, 2002, respectively. See "Currency Fluctuations."

     Gross Profit

     Gross profit was $48.4 million or 67% of net sales in the quarter ended June 30, 2002 as compared to $45.8 million or 69% of net sales for the same period in 2001. The absolute dollar increase is attributable to the increase in net sales. Gross profit was partially impacted as manufacturing overhead was incurred at the Company's new Germantown manufacturing facility, which could not be fully utilized due to lower than expected sales levels. Additionally, the Company's separation and purification consumable products carry a higher gross profit than many of the Company's other products, such as instrumentation and synthetic nucleic acid products. Fluctuations in the product mix can lead to fluctuations in gross profit. The Company continues to develop additional instrumentation products that meet the needs of the molecular diagnostic and genomics markets and anticipates future increases in sales of instrumentation products. New instrumentation products introduced in 2002 include the BioRobot MDx, the LiquiChip Workstation and the SensiChip Array Detection System, and accessories such as the BioRobot RapidPlate and the BioRobot Twister Robotic Arm Systems. Further, the Company expects growth in the European and Japanese markets of its synthetic nucleic acid products.

     Gross profit for the six month period ended June 30, 2002 was $97.9 million or 68% of net sales as compared to $91.6 million or 71% of net sales for the same period in 2001.

     Research and Development

     Research and development expenses decreased 4% to $6.7 million (9% of net sales) in the quarter ended June 30, 2002 compared with $7.0 million (11% of net sales) for the same period in 2001. As the Company continues expansion of its research and development facilities and new product development capabilities, additional research and development expense will be incurred related to facility costs and obtaining and retaining employees for the research and development efforts. The Company's U.S. research and development facility located in Germantown, Maryland, is anticipated to include research and development activities. The Company has a strong commitment to research and development, as demonstrated by the recent expansion of the German research facility along with the new U.S. facility, and anticipates that absolute research and development expenses may increase significantly.

     For the year to date period ended June 30, 2002, research and development expenses decreased 4% to $13.2 million (9% of net sales) compared to $13.7 million (11% of net sales) for the same period in 2001.

     Sales and Marketing

     Sales and marketing expenses increased 19% to $19.0 million (26% of net sales) in the second quarter of 2002 from $15.9 million (24% of net sales) in the second quarter of 2001. The increase in sales and marketing expenses reflects the Company's continued expansion of its sales force and advertising efforts in connection with the sale of its existing products and the introduction of new products. Such efforts contributed to the growth in net sales in the second quarter of 2002. Increased sales and marketing costs are primarily associated with personnel, commissions, advertising, publications, freight and logistics expenses and other promotional items. Additionally, the Company launched its Customer Relationship Management system (CRM) during the first quarter of 2002, and accordingly, began recording amortization. The Company anticipates that selling and marketing costs will continue to increase along with new product introductions and continued growth in sales of the Company's products. However, sales and marketing expenses had been incurred in anticipation of higher than experienced net sales levels, leading to a higher level of sales and marketing expenses as a percentage of net sales.

     Sales and marketing expenses increased 21% to $36.8 million (26% of net sales) in the six month period ended June 30, 2002 from $30.5 million (24% of net sales) in the comparable period of 2001.

     General and Administrative

     General and administrative expenses increased 30% to $10.5 million (14% of net sales) in the second quarter of 2002 from $8.0 million (12% of net sales) in the second quarter of 2001. This absolute dollar increase primarily represents the increased costs related to the support of the Company's growing administrative infrastructure that is expanding to accommodate the Company's continued growth. General and administrative expenses attributed to QIAGEN Sciences, Inc., which commenced operations in 2002, totaled $1.2 million in the second quarter of 2002 compared to $262,000 in 2001. General and administrative costs were also higher at QIAGEN Instruments ($834,000 in the second quarter of 2002 compared to $437,000 in 2001) primarily as a result of higher operating costs related to a recently expanded facility. Further, administrative expenses had been incurred in anticipation of higher than experienced net sales levels, leading to a higher level of administrative expenses as a percentage of net sales.

     For the six month period ended June 30, 2002, general and administrative expenses increased 10% to $19.9 million (14% of net sales) from $18.1 million (14% of net sales) in the same period 2001.

     Acquisition and Related Costs

     On June 14, 2002, the Company completed the acquisition of GenoVision AS located in Oslo, Norway. In connection with this merger, the Company recorded acquisition costs of approximately $2.8 million, which include $1.2 million of in process research and development and $1.6 million for equipment impairment.

     On March 31, 2001, the Company acquired the Sawady Group of companies located in Tokyo, Japan. Acquisition and related charges were approximately $3.0 million, which include approximately $1.0 million of direct transaction costs, (primarily legal and other professional fees) and approximately $2.0 million primarily relating to the relocation, closure and elimination of leased facilities, such as duplicate field offices.

     Other Income (Expense)

     Other expense was $1.5 million in the second quarter of 2002 compared to other income of $2.1 million in the second quarter of 2001. This increase in expense was mainly due to increased losses on foreign currency transactions on intercompany loans and interest expense, along with lower other miscellaneous income, interest income and research and development grant income. These decreases were partially offset by lower losses on equity method investees.

     Loss from foreign currency transactions increased to a loss of $1.3 million in the second quarter of 2002 from income of $443,000 in the same period of 2001. The loss from foreign currency transactions reflects net effects from conducting business in currencies other than the U.S. dollar. QIAGEN N.V.'s functional currency is the U.S. dollar and its subsidiaries' functional currencies are the European Union euro, the British pound, the Swiss franc, the U.S. dollar, the Australian dollar, the Canadian dollar, and the Japanese yen. The loss in the second quarter of

2002 is primarily due to unsettled intercompany balances at quarter end. The intercompany balance that contributed most of the $1.3 million loss from foreign currency transactions was settled after the end of the quarter. See "Currency Fluctuations."

     Interest expense increased to $520,000 in the second quarter of 2002 compared to $171,000 for the same period of 2001. Actual interest costs increased primarily as a result of the Company's additional long-term borrowings related to new facility construction and are partially offset by the capitalization of interest related to the new German and U.S. facility construction in accordance with Financial Accounting Standard No. 34.

     Other miscellaneous expense decreased to $10,000 in the second quarter of 2002 from income of $1.5 million for the same period in primarily due to the approximate $1.4 million gain on the sale of a financial asset in the second quarter of 2001.

     In the three-month period ended June 30, 2002, interest income decreased to $319,000 from $527,000 in the same period of 2001. Interest income is derived mainly from the Company's investment of funds in investment grade, interest-bearing marketable securities. As of June 30, 2002, the Company had approximately $18.1 million invested in such securities. The weighted average interest rates on the Company's marketable securities portfolio ranged from 1.99% to 2.22% in 2002, compared to 5.55% to 6.33% in 2001.

     In the three-month period ended June 30, 2002, research and development grant income from European as well as German state and federal government grants decreased to $201,000 from $231,000 in the same period of 2001. The Company conducts significant research and development activities in Germany, and expects to continue to apply for such research and development grants in the future.

     In the second quarter of 2002, the Company recorded net losses from equity method investees of $196,000 compared to $493,000 in the first quarter of 2001. The second quarter 2002 loss represents the Company's share of losses from its equity investment in PreAnalytiX. The first product of PreAnalytiX, the PAXgene Blood RNA System was launched in April 2001. It is expected that PreAnalytiX will launch further products in late 2002 and in August 2002, PreAnalytiX announced that they have been successful in forming agreements with pharmaceutical companies including GlaxoSmithKline for the use of the PreAnalytiX system. PreAnalytiX is expected to report net losses for QIAGEN's fiscal 2002. As previously disclosed, the Company intends to continue to make strategic investments in complementary businesses as the opportunities arise. Accordingly, the Company may continue to record losses on equity investments in start-up companies based on the Company's ownership interest in such companies.

     Provision for Income Taxes

     The Company's effective tax rate increased to 42% in the second quarter of 2002 from 33% in the second quarter of 2001. The increase is partially due to the lack of a tax benefit associated with some of the acquisition costs in 2002. Without the acquisition costs in 2002, the Company's effective tax rate would have been 36%. Further, the effective tax rate in the second quarter of 2001 was low due to the fact that an approximately $1.4 million gain on the sale of a financial asset in the Netherlands was not taxable. The Company's operating subsidiaries are exposed to effective tax rates ranging from approximately 8% to approximately 42%. Fluctuation in the distribution of pre-tax income among these entities can lead to fluctuations of the effective tax rate in the Company's consolidated financial statements

     Minority Interest

     The minority interest in expense of $5,000 represents the minority position of Particles Solutions AS which is 60% owned by GenoVison AS. The Company acquired GenoVison AS on June 14, 2002.

     Previously, the Company had a 60 percent interest in its Japanese subsidiary, QIAGEN K.K. The Company acquired the minority shareholders' interest in QIAGEN K.K. during the first quarter of 2001. The minority interest in income of $8,000 in 2001 represents the last month of the minority interest's share in income at QIAGEN K.K.

Critical Accounting Policies

     The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management's estimates and assumptions, there could be a material impact to the financial statements. The Company's critical accounting policies are those related to revenue recognition, accounts receivable, investments, goodwill and other intangibles, and income taxes.

     The below listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management's judgment. There are also areas in which management's judgment in selecting available alternatives may or may not produce a materially different result. See our audited December 31, 2001 consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F which contain a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

     Revenue Recognition. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) could require management's judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

     Accounts Receivable. The Company's accounts receivable are unsecured, and the Company is at risk to the extent such amounts become uncollectible. The Company continually monitors accounts receivable balances, and provides for an allowance for doubtful accounts at the time collection may become questionable based on payment history or age of the receivable. Since a significant portion of our customers are funded through academic or government funding arrangements, past history may not be representative of the future. As a result, we may have write-offs of accounts receivable in excess of previously estimated amounts or may in certain periods increase or decrease the allowance based on management's current estimates.

     Investments. The Company has equity investments accounted for under the cost method. The Company periodically reviews the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these non-marketable equity investments in life science companies is inherently subjective, and if actual events differ from management's assumptions, it could require a write-down of the investment which could materially impact our financial position and results of operations. In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of control that is exerted by the Company. Assessing the level of control involves subjective judgments. If management's assumptions with respect to control differ in future periods and thus require the Company to account for these investments under a method other than the cost method, it could have a material impact to the financial statements.

     Goodwill and Other Intangible Assets. Through December 31, 2001, goodwill and other intangible assets were amortized over their estimated useful lives. Until the end of 2001, the Company periodically assessed the recoverability of goodwill based on projections of the undiscounted future cash flows of the acquired assets. Based on these assessments there had been no impairment of these assets. In connection with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", amortization over the previously identified lives of intangible assets ceased as of December 31, 2001, and indefinite life intangibles will henceforth be assessed for impairment each year using a fair-value-based test. Both the previously applied test based on future cash flows and the newly required fair-value-based tests require that management make assumptions and estimates. Although the Company believes its assumptions and estimates are reasonable, they involve inherently subjective judgments. If actual events differ from management's assumptions and estimates it could produce a materially different result.

     Income Taxes. The calculation of the Company's tax provision is complex due to the international operations and multiple taxing jurisdictions in which the Company operates. The Company has significant deferred tax assets due to net operating losses (NOL) in the United States and other countries, realization of which is not assured and is dependent on generating sufficient taxable income in the future. Management believes it is more likely than not that the Company will generate sufficient taxable income to utilize all NOL carryforwards. To the extent that the Company's estimates of future taxable income are insufficient to utilize all available

NOL's, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. Further, the Company's holding company, located in The Netherlands, has had a history of losses and thus also has a sizeable NOL. Due to the history of losses of the holding company, the Company has recorded a full valuation allowance against this deferred tax asset. Should the holding company be profitable in the future and lead management to believe that it is more likely than not that we will realize all or a portion of the NOL, then the estimated realizable value of the deferred tax asset would be recorded and we would provide for taxes at the current tax rate. In the event that actual events differ from management's estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

Recently Issued Accounting Standards

     In July 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability be recognized for exit and disposal costs only when the liability has been incurred and when it can be measured at fair value. The statement is effective for exit and disposal activities that are initiated after December 31, 2002. The Company does not expect that the adoption of SFAS No. 146 will have a material impact on its financial statements.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." In addition to amending or rescinding other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions, SFAS No. 145 precludes companies from recording gains and losses from the extinguishment of debt as an extraordinary item. The statement is effective January 1, 2003 and is not anticipated to have any impact on the Company's financial position, results of operations or cash flows.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The statement is effective January 1, 2002 and is not anticipated to have any impact on the Company's financial position, results of operations or cash flows.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. This statement is effective on January 1, 2003 with earlier application encouraged. The Company is currently reviewing this statement and has not yet determined its impact, if any, on the Company's financial position, results of operations or cash flows.

Liquidity and Capital Resources

     To date, the Company has funded its business primarily through internally generated funds, debt and the private and public sales of equity. As of June 30, 2002 and December 31, 2001, the Company had cash and cash equivalents along with investments in current marketable securities of $57.6 million and $79.0 million, respectively, and working capital of $116.0 million and $119.4 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars, other than those cash balances maintained in the local currency of the subsidiary to meet local working capital needs. At June 30, 2002, cash and cash equivalents had decreased to $39.5 million from $56.5 million at December 31, 2001 primarily due to cash used in investing activities of $49.0 million, offset by cash provided by operations of $14.4 million and cash provided by financing activities of $10.9 million.

     For the six-month period ended June 30, 2002 and 2001, the Company generated net cash from operating activities of $14.4 million and $32.3 million, respectively. Cash provided by operating activities decreased in the six-month period ended June 30, 2002 over the same period in 2001 primarily due to higher increases in depreciation and amortization, deferred taxes and inventories offset by decreases in accrued liabilities and accounts payable. Inventories increased to $46.1 million at June 30, 2002 from $31.9 million at December 31, 2001 primarily due to increased inventories at QIAGEN Sciences, Inc, which began manufacturing and warehousing activities in 2002. During the second quarter of 2002, QIAGEN, Inc., located in Valencia, transferred all consumable inventory to QIAGEN Sciences. QIAGEN, Inc. continues to warehouse instrumentation products. Instrumentation inventories at QIAGEN, Inc. are higher as a result of the new product introductions. Further, the increase in inventory includes the acquisition of GenoVision AS in June 2002, which added approximately $2.2 million in inventory, and the impact of exchange rates of approximately $3.2 million. Accounts receivable increased to $50.0 million at June 30, 2002 from $40.0 million at December 31, 2002 primarily due to increased sales. Additionally, the acquisition of GenoVision AS added approximately $1.4 million to accounts receivable, and the impact of exchange rates totaled approximately $2.5 million. Depreciation and amortization expense increased in the nine-month period ended June 30, 2002 to $11.7 million compared to $7.3 million in the same period 2001. This increase is primarily represents the increased depreciation of new facilities at QIAGEN Sciences and QIAGEN Instruments as well as the $1.6 million equipment impairment related to the acquisition of GenoVision AS. Additionally, the Company launched its Customer Relationship Management system
(CRM) during the first quarter of 2002, and accordingly, began recording amortization. Since the Company relies heavily on cash generated from operating activities to fund its business, a decrease in demand for the Company's product or significant technological advances of competitors would have a negative impact on the Company's liquidity.

     Approximately $49.0 million of cash was used in investing activities during the first six months of 2002, compared to $45.3 million for the same period of 2001. Investing activities during the six-month period ended June 30, 2002 consisted principally of the purchases of property and equipment in connection with the expansion of the Company's production operations, and cash paid for acquisitions. During the second quarter the Company acquired GenoVison AS for a purchase price of approximately $27.8 million, of which one half was in cash and paid direct acquisition costs of approximately $1.6 million. Cash used in investing activities was partially offset by proceeds from the sale of marketable securities.

     Financing activities provided $10.9 million in cash during the second quarter of 2002, compared to $7.8 million provided in 2001. Cash provided during the second quarter was primarily the result of proceeds from lines of credit, long-term debt and short-term borrowings along with proceeds from the issuance of common shares as a result of stock option exercises. These proceeds were partially offset by repayments of borrowings and capital lease payments.

     The Company has credit lines totaling $9.8 million at variable interest rates of which approximately $1.8 million was utilized as of June 30, 2002. In addition, as of June 30, 2002 the Company had capital lease obligations in the amount of $12.3 million. The Company also carries $89.6 million of long-term debt that consists mainly of three notes payable, two of which are at a variable rates due in one payment in July 2005 totaling approximately $80.4 million, and one note at a fixed rate of 3.75% due in semi-annual payments through March 2009 of EUR 639,000.

     At June 30, 2002, the Company continued the construction on two new German facilities, with estimated completion before the end of 2002. The total estimated cost for these facilities is approximately EUR 57.6 million (approximately $56.8 million at June 30, 2002) of which EUR 50.4 million (approximately $49.7 million) has been incurred. Cash flows from operations and bank loans will continue to fund the estimated costs to complete these projects.

     In May 2001, the Company obtained two new loan facilities (one EUR denominated, one USD denominated) totaling approximately $92.8 million at June 30, 2002, each with an initial term of two years. In July 2002, the facilities were revised and now require repayment in July 2005. The primary intended use of the proceeds from these facilities is the refinancing of previously made acquisitions of land and the construction of manufacturing, research and administrative facilities at these sites. At June 30, 2002, approximately $80.4 million had been drawn against these facilities, and is included in long-term debt.

     The Company believes that funds from operations, together with the proceeds from its public and private sales of equity, and availability of financing facilities as needed, will be sufficient to fund the Company's planned operations and expansion during the coming year.

Employees

     At June 30, 2002 the Company had 1,674 employees. There have been no changes to the Supervisory or Managing Boards described in the Company's Annual Report for the year ended December 31, 2001 reported on Form 20-F.

Quantitative and Qualitative Disclosures About Market Risk

     The Company's market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany transactions. The overall objective of the Company's risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments. The Company does not use financial instruments for trading or other speculative purposes.

Interest Rate Risk

     Interest income earned on the Company's investment portfolio is affected by changes in the relative levels of market interest rates. The Company only invests in high-grade investment securities. For the year ended June 30, 2002, the weighted average interest rate on the Company's marketable securities portfolio was 1.99% to 2.22%.

     Borrowings against lines of credit are at variable interest rates. At June 30, 2002, the Company had $1.8 million of outstanding lines of credit with an average interest rate of 4.79% at June 30, 2002. A hypothetical adverse 10 percent movement in market interest rates would not have materially impacted the Company's financial statements.

     In May 2001, the Company obtained loan facilities committed by a group of banks led by Deutsche Bank for long-term borrowings at variable interest rates. Borrowings against these facilities, which are due in one final payment in July 2005, consisted of EUR 37.5 million (approximately $36.9 at March 30, 2002) at a variable interest rate of EURIBOR plus 1.2%, and $43.5 million at a variable interest rate of LIBOR plus 1.28%. A hypothetical adverse 10% movement in market interest rates would decrease 2002 earnings by approximately $82,000, based on the quarter-end interest rate, a loan balance consistent with that at quarter-end and a constant foreign exchange rate.

Currency Fluctuations

     The Company operates on an international basis. A significant portion of its revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. However, because the Company has substantial expenses as well as revenues in each of its principal functional currencies, the exposure of its financial results to currency fluctuations is reduced. The Company seeks to mitigate what it believes to be a significant portion of the remaining risk through hedging transactions. In general terms, appreciation of the U.S. dollar against the Company's other foreign currencies, such as occurred in 2001 and 2002 with respect to the euro, will decrease reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

Currency Hedging

     In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the obligation, to sell foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principle objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. At June 30, 2002, the Company did not have any outstanding options.

Foreign Currency Exchange Rate Risk

     The Company's principal production and manufacturing facility is located in Germany and intercompany sales of inventory expose the Company to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the Company's German subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the German subsidiary records revenue and the date when the payment is received from the purchasing subsidiaries exposes the Company to foreign exchange risk. The exposure results primarily from those transactions between Germany and the U.S.

     The foreign currency exchange rate risk is partially offset by transactions of the German subsidiary denominated in U.S. dollars. Hedging instruments include foreign currency put options that are purchased to protect the existing and/or anticipated receivables resulting from intercompany sales from Germany to the U.S. These options give the Company the right, but not the obligation, to sell foreign currencies in exchange for U.S. dollars at predetermined exchange rates. Management does not believe that the Company's exposure to foreign currency exchange rate risk is material.

Submission of Matters to a Vote of Security Holders

QIAGEN's 2002 Annual General Meeting of Shareholders (the Annual Meeting) was held on June 14, 2002. The following actions were taken at the Annual Meeting, for which proxies were solicited pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended:

     1. A proposal to adopt the Annual Accounts of QIAGEN N.V. for the year ended December 31, 2001, including the allocation of profits to reserve as determined by the Supervisory Board was approved by a vote of 23,303,729 for versus 2,426 against. There were 231,313 abstentions.

     2. A proposal to approve the management performed by the Managing Board and the Supervision performed by the Supervisory Board during the fiscal year ended December 31, 2001 and to discharge the Managing Board and the Supervisory Board from liability with respect to the exercise of their duties during the fiscal year ended December 31, 2001 was approved by a vote of 23,306,236 for versus 39,108 against. There were 192,124 abstentions.

     3. A proposal to reappoint Dr. Heinrich Hornef, Mr. Erik Hornnaess, Prof. Dr. Manfred Karobath, Prof. Dr. Detlev H. Riesner, Mr. Jochen Walter, and Dr. Franz A. Wirtz and as members of the Supervisory Board to serve until the Annual General Meeting to be held in 2003 was approved by a vote of 23,524,391 for versus 4,371 against. There were 8,706 abstentions.

     4. A proposal to reappoint Dr. Metin Colpan and Mr. Peer M. Schatz as members of the Managing Board to serve until the Annual General Meeting to be held in 2003 was approved by a vote of 23,521,528 for versus 7,065 against. There were 8,875 abstentions.

     5. A proposal to appoint Arthur Andersen LLP as auditors of the Company for the fiscal year ended December 31, 2002 was approved by a vote of 23,385,039 for versus 140,450 against. There were 11,979 abstentions.

     6. A proposal to designate the Managing Board as corporate body authorized, after approval of the Supervisory Board, to appoint one of the following KPMG, Ernst & Young, Deloitte & Touche or PricewaterhouseCoopers as auditor of the Company for the fiscal year ending December 31, 2002 in the event that the Managing Board believes that Arthur Andersen LLP is not in a position to fulfill its duties as auditor of the Company was approved by a vote of 23,591,887 for versus 1,916 against. There were 3,665 abstentions.

     7. A proposal to extend the authorization of the Supervisory Board pursuant to Article 4 of the Articles of Association of the Company
          (i) to resolve upon the issue of shares to a maximum of the authorized capital of the Company and to determine the price and further terms and conditions of such share issues, (ii) to limit or exclude any pre-emptive rights to which shareholders may be entitled, and (iii) to grant rights to subscribe for shares to a maximum of the authorized capital of the Company until June 14, 2007 was approved by a vote of 21,151,073 for versus 2,228,372 against. There were 158,023 abstentions.

     8. A proposal to extend the authorization of the Managing Board to cause the Company to acquire shares in its own share capital until December 14, 2003, subject to the terms and conditions described was approved by a vote of 23,252,318 for versus 130,275 against. There were 154,875 abstentions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        QIAGEN N.V.

                                                        By:


                                                            /s/ Peer M. Schatz
                                                        ------------------------
                                                        Peer M. Schatz
                                                        Chief Financial Officer



                                                        Date: August 30, 2002

                                  EXHIBIT INDEX

Exhibit No.      Exhibit

99.1             Press Release dated June 10, 2002
99.2             Press Release dated July 3, 2002
99.3             Press Release dated August 5, 2002
99.4             Press Release dated August 5, 2002
99.5             Press Release dated August 16, 2002